SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 5, 2021

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Son Chief Executive Officer Woori Financial Group 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 26, 2021; 10 A.M. (Local time)

2. Venue	Synergy Hall, 5th floor, Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda	1. Approval of financial statements for the fiscal year 2020

2. Approval of amendments to the Articles of Incorporation

3. Approval of reduction of Capital Reserve

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

5. Appointment of outside director who will serve as an Audit Committee Member

- Candidate for outside director who will serve as an Audit Committee Member :

 Chan-Hyoung Chung

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

7. Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1. Approval of financial statements for the fiscal year 2020

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits to a future Form 6-K.

2. Approval of amendments to the Articles of Incorporation (the “AOI”)

Please refer to Appendix B.

3. Approval of reduction of Capital Reserve

• Capital reserve reduction amount (to be transferred to retained earnings) : KRW 4 trillion (within the range permitted under the Korean Commercial Code)

• Since the total amount of capital reserves and profit reserves accumulated in the Company exceeds 1.5 times the amount of capital stock, we are transferring part of the excess capital reserve (the capital surplus of the holding company on a separate basis) to retained earnings, pursuant to Article 461-2 of the Korean Commercial Code.

4. Appointment of directors

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by

4-1	Won-Duk Lee	Jan. 15, 1962	Standing Director	No	None	Board of Directors

4-2	Sung-Tae Ro	Sep. 3,1946	Outside Director	No	None	Officer Candidate Recommendation Committee

4-3	Sang-Yong Park	Feb. 21, 1951	Outside Director	No	None	Officer Candidate Recommendation Committee

4-4	Zhiping Tian	Feb. 2, 1966	Outside Director	No	None	Officer Candidate Recommendation Committee

4-5	Dong-Woo Chang	Jan. 21,1967	Outside Director	No	None	Officer Candidate Recommendation Committee

1)

The terms of standing director candidate Won-Duk Lee & outside director candidates Sung-Tae Ro, Sang-Yong Park, Zhiping Tian and Dong-Woo Chang are from the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021

[ Experience ]

	Name	Career Highlights	Transactions with the Company within the past three years
4-1	Won-Duk Lee	2021-Current 2020-2021 2018-2020 2017-2018 2017-2017 2014-2017 2014-2014 2013-2014 2012-2013 2009-2012

-  Senior Deputy President, Woori Financial Group

-  Deputy President, Strategy Planning Unit, Woori Financial Group

-  Executive Vice President, Management and Finance Planning Group, Woori Bank

-  Managing Director, Management and Finance Planning Group, Woori Bank

-  Managing Director, Future Strategy Division, Woori Bank

-  Senior General Manager, Future Strategy Department, Woori Bank

-  General Manager, Strategy Business Department, Woori Bank

-  General Manager, Strategy & Planning Department, Woori Financial Group

-  General Manager, Global Strategy Department, Woori Financial Group

-  General Manager, Treasury Department, Woori Bank

None

4-2	Sung-Tae Ro	2019-Current 2018-Current 2017-Current 2012-2014 2007-2012

- Outside Director, Woori Financial Group (Chairman of Board of Directors)

- Chairperson, Samsung Dream Scholarship Foundation

- Outside Director, Woori Bank (Chairman of Risk Management Committee)

- Adviser, Hanwha Life Insurance CO, Ltd

- President, Hanwha Life Economic Research Institute

None

4-3	Sang-Yong Park	2019- Current 2018- Current 2017- Current 2016- Current 2013-2015 2009-2012

- Outside director, Woori Financial Group (Chairman of Risk Management Committee)

- Auditor, Educational Foundation of Yonsei University

- Outside Director, Woori Bank (Chairman of Board of Directors)

- Director, Seoul Financial Forum

- Civilian Chair, Public Fund Oversight Committee

- Professor and Dean, School of Business & Graduate school of Business, Yonsei University

None

4-4	Zhiping Tian	2019- Current 2017-2018 2016- Current 2014-2014 2013-2014 2008-2012

- Outside Director, Woori Financial Group

- Outside Director, Woori Bank

- Vice President, Beijing FUPU DAOHE Investment Management Ltd.

- Head of Business Preparation Task Force, SPD Singapore branch

- Director-General Manager, Industrial and Commercial Bank of China

(ICBC) London Limited

- Director-General Manager, Industrial and Commercial Bank of China

(ICBC) Middle East Limited

None

4-5	Dong-Woo Chang	2019-Current 2017-2018 2003-Current

- Outside Director, Woori Financial Group (Chairman of Officer Candidate Recommendation Committee)

- Outside Director, Woori Bank (Chairman of Officer Candidate Recommendation Committee)

- CEO, IMM Investment Corp.

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
4-1	Won-Duk Lee	None	None	None

4-2	Sung-Tae Ro	None	None	None

4-3	Sang-Yong Park	None	None	None

4-4	Zhiping Tian	None	None	None

4-5	Dong-Woo Chang	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

•	Candidate: Sung-Tae Ro

1) Expertise

• This candidate holds a Ph.D.in Economics from Harvard Graduate School and is an expert in the field of Economics who served as the president of the Korea Economic Research Institute and the president of Hanwha Life Economic Research Institute. He will contribute to enhancing the expertise of the board of directors by sharing his in-depth perspectives in the macroeconomic field.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• In order to achieve the Company’s vision of becoming a ‘financial group that creates tomorrow’s value with today’s innovation, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his expertise and independence.

•	Candidate: Sang-Yong Park

1) Expertise

• This candidate holds a Ph.D. in Business Administration from New York University Graduate School, and is an expert in the field of business management who has worked as a professor in the Department of Business Administration at Yonsei University for more than 30 years. As an expert on governance, he has served as an outside director at numerous institutions and as the civilian chair of the Public Fund Oversight Committee, and he plans to establish an exemplary and advanced board operation and system.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• This candidate will faithfully carry out recommendations for the Company’s development and supervisory activities for internal control based on his independence and expertise, and will continue to contribute to the group’s development.

•	Candidate: Zhiping Tian

1) Expertise

• This candidate is a highly experienced person who served as the CEO at a global leading bank, the Industrial and Commercial Bank of China for Middle East Limited and London Limited. Drawing upon his experiences as the CEO of a global bank, he will contribute to enhancing the expertise of the board of directors by helping the group’s overseas expansion.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• This candidate will faithfully carry out recommendations for the Company’s development and supervisory activities for internal control based on his independence and expertise, and will continue to contribute to the group’s development.

•	Candidate: Dong-Woo Chang

1) Expertise

• This candidate is a certified public accountant and is an expert in the field of accounting with many years of experience working in an accounting firm. Serving as the CEO of IMM Investment Corp., he has successfully led a number of corporate investments with excellent analysis and insight. Based on this, he will contribute to enhancing the expertise of the board of directors by expressing his professional opinions on entering into new business areas and conducting M&A.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• This candidate will faithfully carry out recommendations for the Company’s development and supervisory activities for internal control based on his independence and expertise, and will continue to contribute to the group’s development.

[ Reasons for recommendation by the Board of Directors ]

•	Candidate: Won-Duk Lee

• As Senior Deputy President, this candidate is currently in charge of the overall corporate business, including strategy, finance, and digital operations. The candidate previously served as the General Manager of the Treasury Department and the Senior General Manager of the Future Strategy Department, and served as Executive Vice President of Woori Bank’s Management and Finance Planning Group from December 2018 to February 2020, contributing to the Bank’s achievement of record earnings.

• Recommended as a standing director as this candidate is expected to contribute to the Company’s continued growth and increase in customer and shareholder value through his expertise and experience.

•	Candidate: Sung-Tae Ro

• This candidate holds a Ph.D.in Economics at Harvard Graduate School and is an expert in the field of Economics who served as the president of the Korea Economic Research Institute and the president of Hanwha Life Economic Research Institute. He contributed to enhancing the expertise of the board of directors by expressing opinions of management issues from an in-depth perspective in the macroeconomic field. As the chairman of the board of directors, he displayed both an appreciative character and leadership, and played a key role in promoting the consolidation of the board of directors and eliciting smooth communication between directors and management.

• Recommended as an outside director, as this candidate is expected to greatly contribute to the Company’s sound management and group development, such as strong ethical responsibility for the job and emphasis on fairness and transparency in work.

•	Candidate: Sang-Yong Park

• This candidate, as a top-level management expert, contributed greatly to the development of the group’s management by presenting reasonable opinions on major management issues, based on his deep understanding of the Company. As an expert on governance, who has served as an outside director at numerous institutions and as the civilian chair of the Public Fund Oversight Committee, he contributed to the advancement of corporate governance structure and the improvement of board operations. He led the board of directors’ active discussion culture by presenting constructive and effective opinions based on a wealth of expertise in not only the management field but also in the overall financial sector, and was evaluated as having a strong sense of responsibility by promoting harmony among members.

• Recommended as an outside director, as this candidate is expected to continue to contribute to the group’s development.

•	Candidate: Zhiping Tian

• This candidate contributed to the group’s development by presenting opinions and solutions from various perspectives related to the group’s overseas expansion and the system of advanced financial institutions abroad based on his experience as the CEO of a global leading bank. As a member of the Risk Management Committee, he has excellent risk analysis capabilities and contributes to the sound management development of the company by continuously presenting opinions on key issues such as the ‘staged crisis management system’. In particular, despite residing abroad, he has actively participated as a member of the board of directors through conference calls and was evaluated as performing reasonable and fair board activities for the benefit of shareholders and stakeholders.

• Recommended as an outside director in consideration of the above facts.

•	Candidate: Dong-Woo Chang

• This candidate, as a certified public accountant, is an expert in the field of accounting with many years of experience working at an accounting firm, and faithfully executed the responsibilities and duties of a director, such as helping the Company prepare preemptive countermeasures to financial and accounting-related issues. As a professional manager, he made great contributions to enhancing the expertise of the board of directors by expressing his professional opinions on entering into new business areas and conducting M&A, based on his deep insight and his experiences in general management. In addition, as the chairman of the Officer Candidate Recommendation Committee, he has been evaluated as having faithfully performed his assigned roles, such as enhancing the management succession program and systemizing the management of candidates to stabilize the Company’s governance structure.

• Recommended as an outside director, as this candidate is expected to contribute to the group’s development in the future.

5. Appointment of outside director who will serve as Audit Committee Member

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by

5-1	Chan-Hyoung Chung	Feb. 15, 1956	Outside Director	Elected separately	None	Officer Candidate Recommendation Committee
1)	The term of outside director candidate Chan-Hyoung Chung is from the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021

[ Experience ]

	Name	Career Highlights	Transactions with the Company within the past three years
5-1	Chan-Hyoung Chung	2019-Current 2018-Current 2018-2019 2015-2018 2015-2015 2007-2014

- Outside Director, Woori Financial Group (Chairman of Audit Committee & Compensation Committee)

- Outside Director, Woori Bank (Chairman of Audit Committee)

- Advisor, POSCO Capital

- CEO, POSCO Capital

- Vice Chairman, Korea Investment Management

- CEO and President, Korea Investment Management

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
5-1	Chan-Hyoung Chung	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

•	Candidate: Chan-Hyoung Chung

1) Expertise

• This candidate is an expert in the field of Finance who served as the CEO of POSCO Capital and the CEO & president of Korea Investment Management. After being appointed as an outside director, he will contribute to enhancing the expertise of the board of directors with his extensive experience and insights into the financial industry.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• In order to achieve the Company’s vision of becoming a ‘financial group that creates tomorrow’s value with today’s innovation’, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his expertise and independence

[ Reasons for recommendation by the Board of Directors ]

•	Candidate: Chan-Hyoung Chung

• This candidate has a deep knowledge of the financial industry and an excellent understanding of his job based on his deep insights and long experience as a corporate manager. In particular, he has excellent information-gathering and analysis power, and has contributed significantly to the Company’s financial and audit-related discussions by presenting balanced opinions that prevented biased management and decision-making. In particular, as the Chairman of the Audit Committee, he has contributed greatly to the sound management of the Company by actively communicating with the management and external auditors to improve the transparency of the Company’s finance and management, and making rational decisions.

• Recommended as an outside director, as this candidate is evaluated as having faithfully performed the position of outside director by showing a strong sense of responsibility such as presenting proactive opinions through careful preliminary review of the agenda of the board.

•

The appointment of the outside director above is a separate agenda item from the appointment of other directors in accordance with Article 19, Clause 5 of Act on Corporate Governance of Financial Companies.

6. Appointment of Audit Committee Members who are outside directors

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
6-1	Sung-Tae Ro	Sep. 3,1946	Outside Director	No	None	Officer Candidate Recommendation Committee
6-2	Dong-Woo Chang	Jan. 21,1967	Outside Director	No	None	Officer Candidate Recommendation Committee

1)	The terms of Audit Committee member candidates Sung-Tae Ro, Dong-Woo Chang are from the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021

[ Experience ]

	Name	Career Highlights	Transactions with the Company within the past three years
6-1	Sung-Tae Ro	2019-Current 2018-Current 2017-Current 2012-2014 2007-2012

- Outside Director, Woori Financial Group (Chairman of Board of Directors)

- Chairperson, Samsung Dream Scholarship Foundation

- Outside Director, Woori Bank (Chairman of Risk Management Committee)

- Adviser, Hanwha Life Insurance Co., Ltd

- President, Hanwha Life Economic Research Institute

None

6-2	Dong-Woo Chang	2019-Current 2017-2018 2003-Current

- Outside Director, Woori Financial Group (Chairman of Officer Candidate Recommendation Committee)

- Outside Director, Woori Bank (Chairman of Officer Candidate Recommendation Committee)

- CEO, IMM Investment Corp.

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
6-1	Sung-Tae Ro	None	None	None
6-2	Dong-Woo Chang	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

•	Candidate: Sung-Tae Ro

1) Expertise

• This candidate holds a Ph.D.in Economics from Harvard Graduate School and is an expert in the field of Economics who served as the president of the Korea Economic Research Institute and the president of Hanwha Life Economic Research Institute. He will contribute to enhancing the expertise of the board of directors by sharing his in-depth perspectives in the macroeconomic field.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• In order to achieve the Company’s vision of becoming a ‘financial group that creates tomorrow’s value with today’s innovation’, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his expertise and independence.

•	Candidate: Dong-Woo Chang

1) Expertise

• This candidate is a certified public accountant and is an expert in the field of accounting with many years of experience working at an accounting firm. Serving as the CEO of IMM Investment Corp., he has successfully led a number of corporate investments with excellent analysis and insight. Based on this, he will contribute to enhancing the expertise of the board of directors by expressing his professional opinions on entering into new business areas and conducting M&A.

2) Independence

• This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

• This candidate will faithfully carry out recommendations for the company’s development and supervisory activities for internal control based on his independence and expertise, and will continue to contribute to the group’s development.

[ Reasons for recommendation by the Board of Directors ]

•	Candidate: Sung-Tae Ro

• This candidate holds a Ph.D.in Economics from Harvard Graduate School and is an expert in the field of Economics who served as the president of the Korea Economic Research Institute and the president of Hanwha Life Economic Research Institute. He contributed to enhancing the expertise of the board of directors by expressing opinions of management issues from an in-depth perspective in the macroeconomic field. As the chairman of the board of directors, he displayed both an appreciative character and leadership, and played a key role in promoting the consolidation of the board of directors, by eliciting smooth communication between directors and management.

• Recommended as an outside director, as this candidate is expected to greatly contribute to the Company’s sound management and development, with his strong ethical job responsibilities and his emphasis on fairness and transparency in work.

•	Candidate: Dong-Woo Chang

• This candidate, as a certified public accountant, is an expert in the field of accounting with many years of experience working at an accounting firm, and faithfully executed the responsibilities and duties of a director, such as helping the Company prepare preemptive countermeasures to financial and accounting-related issues. As a professional manager, he made great contributions to enhancing the expertise of the board of directors by expressing his professional opinions on entering into new business areas and conducting M&A, based on his deep insight and his experiences in general management. In addition, as the chairman of the Officer Candidate Recommendation Committee, he has been evaluated as having faithfully performed his assigned roles, such as enhancing the management succession program and systemizing the management of the candidate to stabilize the Company’s governance structure.

• Recommended as an outside director, as this candidate is expected to contribute to the group’s development in the future.

7. Approval of directors’ compensation limit

Item	2021	2020
Number of Directors (Number of Outside Directors)	9 (6)	9 (6)
Compensation Limit	3.2 billion won	3.2 billion won
Total Compensation		1.72 billion won

*	Allocation within the total compensation limit delegated to the board of directors (Board Compensation Committee).
*	Performance-based stock compensation excluded.

Appendix A. Financial Statements for FY2020

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	9,990,983	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”)	14,762,941	8,069,144
Financial assets at fair value through other comprehensive income (“FVTOCI”)	30,028,929	27,730,531
Securities at amortized cost	17,020,839	20,320,539
Loans and other financial assets at amortized cost	320,106,078	293,717,693
Investments in joint ventures and associates	993,291	806,360
Investment properties	387,464	280,239
Premises and equipment	3,287,198	3,364,716
Intangible assets	792,077	844,110
Assets held for sale	60,002	10,556
Net defined benefit asset	5,658	2,582
Current tax assets	75,655	47,367
Deferred tax assets	46,088	39,544
Derivative assets (Designated for hedging)	174,820	121,131
Other assets	1,348,994	233,646

Total assets	399,081,017	361,980,724

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	6,813,822	2,958,302
Deposits due to customers	291,477,279	264,685,578
Borrowings	20,745,466	18,998,920
Debentures	37,479,358	30,858,055
Provisions	501,643	443,980
Net defined benefit liability	52,237	92,470
Current tax liabilities	370,718	182,690
Deferred tax liabilities	160,250	134,322
Derivative liabilities (Designated for hedging)	64,769	6,837
Other financial liabilities	14,215,817	17,706,767
Other liabilities	473,813	420,471

Total liabilities	372,355,172	336,488,392

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019 (CONTINUED)

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
EQUITY
Owners’ equity
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,366	997,544
Capital surplus	626,111	626,295
Other equity	(2,347,472)	(2,249,322)
Retained earnings	19,268,265	18,524,515

	23,053,608	21,510,370

Non-controlling interests	3,672,237	3,981,962

Total equity	26,725,845	25,492,332

Total liabilities and equity	399,081,017	361,980,724

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions)
Interest income	9,523,853	10,576,770
Financial assets at FVTPL	48,612	50,619
Financial assets at FVTOCI	437,527	474,751
Financial assets at amortized cost	9,037,714	10,051,400
Interest expense	(3,525,341)	(4,683,064)

Net interest income	5,998,512	5,893,706
Fees and commissions income	1,694,016	1,709,326
Fees and commissions expense	(679,977)	(606,698)

Net fees and commissions income	1,014,039	1,102,628
Dividend income	138,543	107,959
Net gain on financial instruments at FVTPL	421,709	25,455
Net gain on financial assets at FVTOCI	24,138	11,015
Net gain arising on financial assets at amortized cost	44,443	102,115
Impairment losses due to credit loss	(784,371)	(374,244)
General and administrative expense	(3,956,181)	(3,766,077)
Other net operating expense	(820,438)	(302,581)

Operating income	2,080,394	2,799,976
Share of gain of joint ventures and associates	101,077	83,997
Other non-operating expense	(180,220)	(160,924)

Non-operating expense	(79,143)	(76,927)
Net income before income tax expense	2,001,251	2,723,049
Income tax expense	(486,002)	(685,453)
Net income	1,515,249	2,037,596

Net gain(loss) on valuation of equity securities at FVTOCI	47,246	(58,129)
Changes in capital due to equity method	(2,065)	—
Remeasurement gain(loss) related to defined benefit plan	9,783	(34,648)

Items that will not be reclassified to profit or loss:	54,964	(92,777)

Net gain on valuation of debt securities at FVTOCI	12,114	43,988
Changes in capital due to equity method	(233)	613
Net gain(loss) on foreign currency translation of foreign operations	(153,472)	101,781
Net gain(loss) on valuation of cash flow hedge	4,420	(1,823)

Items that may be reclassified to profit or loss:	(137,171)	144,559
Other comprehensive income (loss), net of tax	(82,207)	51,782
Total comprehensive income	1,433,042	2,089,378

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019
	(Korean Won in millions)
Net income attributable to:	1,515,249	2,037,596
Net income attributable to owners	1,307,266	1,872,207
Net income attributable to non-controlling interests	207,983	165,389
Total comprehensive income attributable to:	1,433,042	2,089,378
Comprehensive income attributable to owners	1,233,097	1,914,393
Comprehensive income attributable to non-controlling interests	199,945	174,985
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	1,742	2,727

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2020 AND 2019

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Total comprehensive income
Net income	—	—	—	—	1,872,207	1,872,207	165,389	2,037,596
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(14,101)	—	(14,101)	(40)	(14,141)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	29,368	(29,368)	—	—	—
Changes in capital due to equity method	—	—	1,153	613	—	1,766	—	1,766
Gain on foreign currency translation of foreign operations	—	—	—	91,748	—	91,748	10,033	101,781
Loss on valuation of cash flow hedge	—	—	—	(1,823)	—	(1,823)	—	(1,823)
Remeasurement loss related to defined benefit plan	—	—	—	(34,251)	—	(34,251)	(397)	(34,648)
Transactions with owners
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Acquisition of subsidiaries	229,946	—	351,663	—	—	581,609	69,534	651,143
New stocks issue cost	—	—	(12,848)	—	—	(12,848)	—	(12,848)
Net increase of treasury stocks	—	—	—	4,245	—	4,245	—	4,245
Issuance of hybrid securities	—	997,544	—	—	—	997,544	658,470	1,656,014
Dividends to hybrid securities	—	—	—	—	(4,362)	(4,362)	(134,421)	(138,783)
Redemption of hybrid securities	—	—	—	(277)	—	(277)	(159,618)	(159,895)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	438	—	—	438	(50)	388
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Other changes in consolidated capital	—	—	—	(111,242)	(625)	(111,867)	—	(111,867)

December 31, 2019	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332

January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,307,266	1,307,266	207,983	1,515,249
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	59,417	—	59,417	(57)	59,360
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	2,664	(2,664)	—	—	—
Changes in capital due to equity method	—	—	—	(2,298)	—	(2,298)	—	(2,298)
Gain on foreign currency translation of foreign operations	—	—	—	(145,376)	—	(145,376)	(8,096)	(153,472)
Gain on valuation of cash flow hedge	—	—	—	4,306	—	4,306	114	4,420
Remeasurement gain related to defined benefit plan	—	—	—	9,782	—	9,782	1	9,783
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,071)	(507,658)
Issuance of hybrid securities	—	897,822	—	—	—	897,822	—	897,822
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)	(162,362)	(211,277)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	(184)	4,607	(6,350)	(1,927)	45,684	43,757
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	164,823	164,823

December 31, 2020	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,515,249	2,037,596
Adjustments to net income:
Income tax expense	486,002	685,453
Interest income	(9,523,853)	(10,576,770)
Interest expense	3,525,341	4,683,064
Dividend income	(138,543)	(107,959)

	(5,651,053)	(5,316,212)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	44,863	—
Loss on financial assets at FVTOCI	787	1,375
Impairment loss due to credit loss	784,371	374,244
Loss on other provisions	232,680	129,682
Retirement benefit	174,628	165,125
Depreciation and amortization	535,548	505,718
Net gain on foreign currency translation	191,504	—
Loss on derivatives (designated for hedge)	82,746	3,686
Loss on fair value hedge	68,508	86,214
Loss on valuation of investments in joint ventures and associates	24,525	19,778
Loss on disposal of premises and equipment, intangible assets and other assets	2,717	3,433
Impairment loss on premises and equipment, intangible assets and other assets	8,763	28,295

	2,151,640	1,317,550

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	246,175
Gain on financial assets at FVTOCI	24,925	12,390
Gain on other provisions	2,450	3,302
Gain on derivatives (designated for hedge)	67,395	126,651
Gain on fair value hedge	9,646	231
Gain on valuation of investments in joint ventures and associates	125,602	103,775
Gain on disposal of investments in joint ventures and associates	3,470	—
Gain on disposal of premises and equipment, intangible assets and other assets	9,715	1,632
Reversal of impairment loss on premises and equipment, intangible assets and other assets	172	103
Profit from bargain purchase	67,427	—
Other income	20,600	—

	331,402	494,259

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(875,076)	(506,772)
Loans and other financial assets at amortized cost	(22,763,000)	(11,265,714)
Other assets	(89,918)	86,237
Deposits due to customers	27,378,173	15,407,222
Provisions	(184,112)	(63,751)
Net defined benefit liability	(215,010)	(293,008)
Other financial liabilities	(2,694,624)	(4,719,399)
Other liabilities	(8,150)	30,693

	548,283	(1,324,492)

Interest income received	9,558,119	10,478,357
Interest expense paid	(4,008,001)	(4,383,916)
Dividends received	138,562	107,940
Income tax paid	(315,422)	(552,215)

	5,373,258	5,650,166

Net cash inflow from operating activities	3,605,975	1,870,349

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	6,605,483	11,357,056
Disposal of financial assets at FVTOCI	20,527,695	14,303,197
Redemption of securities at amortized cost	5,661,472	8,709,947
Disposal of investments in joint ventures and associates	410,940	30,098
Disposal of investment properties	353	193
Disposal of premises and equipment	22,828	13,343
Disposal of intangible assets	634	939
Net increase of other assets	26,642	—

	33,256,047	34,414,773

Cash out-flows from investing activities:
Net cash in-flows of business combination	313,058	296,813
Acquisition of financial instruments at FVTPL	8,082,824	11,823,630
Acquisition of financial assets at FVTOCI	23,044,741	23,775,062
Acquisition of securities at amortized cost	2,380,448	6,092,078
Acquisition of investments in joint ventures and associates	550,619	389,096
Acquisition of investment properties	76,588	70,346
Acquisition of premises and equipment	149,341	429,547
Acquisition of intangible assets	114,854	126,342

	34,712,473	43,002,914

Net cash outflow from investing activities	(1,456,426)	(8,588,141)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	2,033,851	3,081,757
Issuance of debentures	23,082,798	25,510,713
Net increase of other liabilities	3,971	—
Issuance of hybrid securities	897,822	1,656,014
Retirement of treasury stocks	—	760,101
Paid-in capital increase on non-controlling interests	45,749	—

	26,064,191	31,008,585

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	5,409	5,520
Redemption of debentures	22,168,962	23,651,950
Redemption of lease liabilities	204,794	217,867
New stock issue cost	—	17,337
Acquisition of treasury stocks	—	184,164
Dividends paid	505,587	437,626
Redemption of hybrid stocks	598,850	160,000
Dividends paid to hybrid securities	211,277	161,052
Dividends paid to non-controlling interest	2,071	2,014
Paid-in capital decrease on non-controlling interests	—	50

	23,696,950	24,837,580

Net cash inflow from financing activities	2,367,241	6,171,005

Net increase (decrease) in cash and cash equivalents	4,516,790	(546,787)
Cash and cash equivalents, beginning of the period	6,392,566	6,747,894
Effects of exchange rate changes on cash and cash equivalents	(918,373)	191,459

Cash and cash equivalents, end of the period	9,990,983	6,392,566

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	69,176	43,670
Financial assets at fair value through profit or loss (“FVTPL”)	7,247	9,434
Financial assets at fair value through other comprehensive income (“FVTOVI”)	149,614	—
Loans and other financial assets at amortized cost	619,117	1,269,203
Investments in subsidiaries	21,562,229	19,873,593
Premises and equipment	12,538	7,383
Intangible assets	5,282	3,310
Net defined benefit asset	3,509	—
Current tax assets	307	—
Deferred tax assets	964	—

Total assets	22,429,983	21,206,593

LIABILITIES
Debentures	1,147,503	947,679
Provisions	782	600
Net defined benefit liability	—	3,482
Current tax liabilities	215,071	133,526
Deferred tax liabilities	—	154
Other financial liabilities	22,085	10,745
Other liabilities	570	4,142

Total liabilities	1,386,011	1,100,328

EQUITY
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,322	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,518)	(631)
Retained earnings	664,746	623,930

Total equity	21,043,972	20,106,265

Total liabilities and equity	22,429,983	21,206,593

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Interest income	10,082	7,741
Interest expense	(23,035)	(7,701)

Net interest income	(12,953)	40
Fees and commissions income	805	—
Fees and commissions expense	(16,199)	(15,833)

Net fees and commissions loss	(15,394)	(15,833)
Dividend income	680,375	676,000
Net gain(loss) on financial instruments at FVTPL	(920)	9,434
Reversal(Provision) of impairment losses due to credit loss	116	(263)
General and administrative expenses	(56,472)	(39,941)

Operating income	594,752	629,437
Non-operating expense	(215)	(750)
Net income before income tax expense	594,537	628,687
Income tax income(expense)	781	(394)
Net income	595,318	628,293

Net loss on valuation of equity securities at FVTOCI	(280)	—
Remeasurement loss related to defined benefit plan	(607)	(631)

Items that will not be reclassified to profit or loss:	(887)	(631)

Other comprehensive loss, net of tax	(887)	(631)
Total comprehensive income	594,431	627,662

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	757	900

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
Total comprehensive income
Net income	—	—	—	—	628,293	628,293
Remeasurement loss related to defined benefit plan	—	—	—	(631)	—	(631)
Transactions with owners
Comprehensive stock exchange	210,516	309,460	—	—	—	519,976
New stocks issue cost	—	(1,013)	—	—	—	(1,013)
Issuance of hybrid securities	—	—	997,544	—	—	997,544
Dividends to hybrid securities	—	—	—	—	(4,363)	(4,363)

December 31, 2019	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265

January 01, 2020	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265
Total comprehensive income
Net income	—	—	—	—	595,318	595,318
Net loss on valuation of equity securities at FVTOCI	—	—	—	(280)	—	(280)
Remeasurement loss related to defined benefit plan	—	—	—	(607)	—	(607)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	—	897,778	—	—	897,778
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)

December 31, 2020	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	595,318	628,293
Adjustments to net income:
Income tax expense(income)	(781)	394
Interest income	(10,082)	(7,741)
Interest expense	23,035	7,701
Dividend income	(680,375)	(676,000)

	(668,203)	(675,646)

Adjustments for profit/loss not involving cash flows:
Provision(Reversal) of impairment losses due to credit loss	(116)	263
Loss(Gain) on valuation of financial instruments at FVTPL	920	(9,434)
Retirement benefit	3,499	4,899
Depreciation and amortization	5,449	4,098

	9,752	(174)

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(188)	(1,365)
Net defined benefit liability	(11,329)	(1,687)
Other financial liabilities	7,213	7,055
Other liabilities	(3,571)	4,142

	(7,875)	8,145

Interest income received	13,080	4,082
Interest expense paid	(22,559)	(6,097)
Dividends received	680,375	676,000
Income tax paid	(397)	—

	670,499	673,985

Net cash provided by operating activities	599,491	634,603

Cash flows from investing activities:
Net decrease(increase) on other investment assets	730,000	(1,130,000)
Acquisition of investments in subsidiaries	(1,687,371)	(1,370,785)
Acquisition of financial assets at FVTOCI	(150,000)	—
Acquisition of premises and equipment	(3,074)	(6,722)
Acquisition of intangible assets	(3,051)	(4,630)
Increase on guarantee deposits for leases	(1,118)	(955)

	(1,114,614)	(2,513,092)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019 (CONTINUED)

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	199,556	947,604
Issuance of hybrid securities	897,778	997,544
Redemption of lease liabilities	(2,203)	(1,289)
New stock issue cost	—	(17,337)
Dividends paid to hybrid securities	(48,915)	(4,363)
Dividends paid	(505,587)	—

	540,629	1,922,159

Net increase in cash and cash equivalents	25,506	43,670
Cash and cash equivalents, beginning of the period	43,670	—

Cash and cash equivalents, end of the period	69,176	43,670

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment			After Amendment			Reasons for Amendment

Article 1~Article 9 (Omitted)			Article 1~Article 9 (Same as the left column)

Article 10-3. (Convertible Preferred Shares)			Article 10-3. (Convertible Preferred Shares)

(1)	(Omitted)		(1)	(Same as the left column)

(2)	(Omitted)		(2)	(Same as the left column)

(3)	Shareholders holding Class Shares may request for a conversion of such shares to the Company based on the following:		(3)	The Company may convert Class Shares or shareholders holding Class Shares may request for a conversion of such shares to the Company based on the following:		Provide a basis for which the Company may convert Class Shares
	1.	(Omitted)		1.	(Same as the left column)

	2.	The conversion period shall be determined by a resolution of the Board of Directors with the scope of no less than one (1) year but within ten (10) years from the issue date;		2.	The period for conversion or request for conversion shall be determined by a resolution of the Board of Directors with the scope of no less than one (1) year but within ten (10) years from the issue date;

	3.	(Omitted)		3.	(Same as the left column)

(4)	With respect to the profit dividend for shares to be issued by a conversion, Article 13 shall apply mutatis mutandis thereto.		(4)	Class Shares may be converted to common shares in the case of any item under Article 21 Paragraph (3) (for the purposes of this Paragraph, “convertible contingent capital securities” shall be deemed to be “Class Shares.”).		Set grounds for the issuance of convertible preferred shares as convertible contingent capital securities with automatic conversion conditions attached

Article 10-4. (Redeemable Convertible Preferred Shares)

(1)	(Omitted)	Article 10-4. (Redeemable Convertible Preferred Shares)		Deleted per amendment to the Article regarding the issuance date of new shares for the purpose of dividends
(2)	(Omitted)
(3)	(Omitted)	(1)	(Same as the left column)
(4)	(Omitted)	(2)	(Same as the left column)
(5)	With respect to the profit dividend for shares to be issued by a conversion, Article 13 shall apply mutatis mutandis thereto.	(3)	(Same as the left column)
		(4)	(Same as the left column)
		(5)	(Deleted)

Article 10-5. (Term Convertible Preferred Shares)

(1)	(Omitted)	Article 10-5. (Term Convertible Preferred Shares)		Deleted per amendment to the Article regarding the issuance date of new shares for the purpose of dividends
(2)	(Omitted)
(3)	(Omitted)	(1)	(Same as the left column)
(4)	With respect to the profit dividend for shares to be issued by a conversion, Article 13 shall apply mutatis mutandis thereto.	(2)	(Same as the left column)
		(3)	(Same as the left column)
		(4)	(Deleted)

Article 12. (Stock Options)				Deleted per amendment to the Article regarding the issuance date of new shares for the purpose of dividends
(1)~(9)	(Omitted)	Article 12. (Stock Options)
(10)	With respect to profit dividends on the new shares issued by exercise of stock options, Article 13 hereof shall apply mutatis mutandis.	(1)~(9) (10)	(Same as the left column) (Deleted)

Article 13. (Issuance Date of New Shares for the Purpose of Dividends)		Amendment regarding the issuance date of new shares for the purpose of dividends (clarifying the principle of equal dividends)
Article 13. (Equal Dividends)
In the case the Company issues new shares through a capital increase for consideration, capital increase without consideration or stock dividend, the new shares shall, for purposes of distribution of dividends on such new shares, be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares were issued.	The Company shall pay equal dividends for the same type of shares (including converted shares) outstanding as of the dividend record date, regardless of the issuance date of such shares

Article 15. (Request for Register of Shareholders)

Article 15. (New)		Set grounds for on-demand request for current information of shareholders

The Company may request the electronic registration agency to prepare a register of shareholders if needed, such as when there has been a change in the status of a shareholder (including specially related persons) holding 5% or more of the Company’s shares.

Article 16. (Close of Shareholders’ Registry and Record Date)	Article 16. (Record Date)	Deletion of references to the close of shareholders’ registry (in accordance with the electronic registry system)
(1) (Deleted)
(1) The Company shall suspend entry of changes in the shareholders’ registry from January 1 to January 15 of each year.
(1) The shareholders registered in the shareholders’ registry as of December 31 of each year shall be entitled to exercise their rights as shareholders at an ordinary General Meeting of Shareholders.

(2)

The shareholders registered in the shareholders’

registry as of December 31 of each year shall be entitled to exercise their rights as shareholders at an ordinary General Meeting of Shareholders convened for such fiscal year.

(2)

The Company may, if necessary for convening an extraordinary General Meeting of Shareholders or for any other necessary reason, deem the shareholders listed on the shareholder’s registry on a certain day determined by a resolution of the Board of Directors as shareholders entitled to exercise shareholders’ rights. The Company shall give a notice thereof to the public at least two (2) weeks prior to the date determined by the Board of Directors.

(3)

The Company may, if necessary for convening an extraordinary General Meeting of Shareholders or for any other necessary reason, (i) suspend any entry of changes on rights in the shareholders’ registry for a certain period not exceeding three months as determined by a resolution of the Board of Directors, or (ii) deem the shareholders listed on the shareholder’s registry on a certain day determined by a resolution of the Board of Directors as shareholders entitled to exercise shareholders’ rights. If deemed necessary by the Board of Directors, the Company may suspend any entry of changes in the shareholders’ registry and concurrently designate a record date. The Company shall give a notice thereof to the public at least two (2) weeks prior to the scheduled date of the meeting.

Article 18. (Issuance of Convertible Bonds)		Article 18. (Issuance of Convertible Bonds)		Amendment regarding the issuance date of new shares for the purpose of dividends (clarifying the principle of interest payment)
(1)~(5)	(Omitted)	(1)~(5)	(Same as the left column)
(6)	For purposes of any payment of accrued interest on the convertible bonds and any distribution of dividends on the shares issued upon conversion, Article 13 hereof shall apply mutatis mutandis thereto.
		(6)	In case of conversion, the Company shall pay interest only to the extent due and payable prior to the date of conversion.

				Amendment regarding the issuance date of new shares for the purpose of dividends
Article 19. (Issuance of Bonds with Warrants)		Article 19. (Issuance of Bonds with Warrants)
(1)~(5)	(Omitted)	(1)~(5)	(Same as the left column)

(6)	For purposes of any distributions of dividends on the shares issued upon the exercise of warrants, Article 13 hereof shall apply mutatis mutandis thereto.	(6)	(Deleted)

Article 22-2. (Electronic Registration of Rights to be Indicated on Bonds and the likes)		Article 22-2. (Electronic Registration of Rights to be Indicated on Bonds and the likes)		Amendment regarding electronic registration for bonds, etc.

The Company shall electronically register rights to be indicated on its certificates of bonds, share-related bonds (e.g., convertible bonds, bonds with warrants) and contingent capital securities on the electronic registrar of the electronic registration agency, in lieu of issuing certificates of bonds, share-related bonds and contingent capital securities.

The Company shall electronically register rights to be indicated on its certificates of bonds, share-related bonds (e.g., convertible bonds, bonds with warrants) and contingent capital securities on the electronic registrar of the electronic registration agency, in lieu of issuing certificates of bonds, share-related bonds and contingent capital securities; provided, that in the case of bonds, the Company may choose not to make such a registration, except when registration is mandated by laws and regulations, as is the case for listed bonds.

Article 23. (Timing of Convocation)		Article 23. (Timing of Convocation)		Modification regarding the timing of convocation
(1)	(Omitted)	(1)	(Same as the left column)
(2)	An ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year, and an extraordinary General Meeting of Shareholders may be convened as deemed necessary.	(2)

An ordinary General Meeting of Shareholders shall be held within three (3) months of the date set forth in Article 16 (1), and an extraordinary General Meeting of Shareholders may be convened as deemed necessary.

Article 48. (Committees within the Board of Directors)			Article 48. (Committees within the Board of Directors)			Establishment of ESG Management Committee
(1)	The Company shall have the following committees within the Board of Directors:		(1)	The Company shall have the following committees within the Board of Directors:
	1.	Officer Candidate Recommendation Committee;		1.	Officer Candidate Recommendation Committee;

	2.	Audit Committee;		2.	Audit Committee;

	3.	Risk Management Committee;		3.	Risk Management Committee;

	4.	Compensation Committee;		4.	Compensation Committee;
	5.	Subsidiary Representative Director Candidate Recommendation Committee; and		5.	Subsidiary Representative Director Candidate Recommendation Committee; and
	6.	Internal Control Management		6.	Internal Control Management
	7.	(New)		7.	ESG Management Committee

(2)	(Omitted)		(2)	(Same as the left column)

Article 59. (Dividends)

			Article 59. (Dividends)			Amendment regarding the issuance date of new shares for the purpose of dividends
(1)	(Omitted)
			(1)	(Same as the left column)
(2)	Dividends under Paragraph (1) above shall be paid to the shareholders registered in the shareholders’ registry of the Company or registered pledgees as of the last day of each fiscal year.		(2)	Dividends under Paragraph (1) above shall be paid to the shareholders registered in the shareholders’ registry of the Company or registered pledgees as of the date set forth in Article 16 (1)

Article 60. (Interim Dividends)		Article 60. (Interim Dividends)		Amendment regarding the issuance date of new shares for the purpose of dividends
(1)	(Omitted)	(1)	(Same as the left column)
(2)	(Omitted)	(2)	(Same as the left column)
(3)

If new shares are issued before the record date under Paragraph (1) above following the commencement of a fiscal year (including the cases of capitalization of reserves, stock dividends, request for conversion of convertible bonds, exercise of warrants with respect to bonds with warrants and exercise of stock options), such new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year with respect to interim dividends hereunder.

		(3) (3) (4)	(Deleted) (Same as (4) in the left column) (Same as (5) in the left column)

(4)	(Omitted)

(5)	(Omitted)

Addenda (New insertion of Addenda)		Addenda (March 26, 2021)		Approval date of shareholder meeting
The amended Articles of Incorporation shall become effective as of March 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 5, 2021	By:	/s/ Sung-Wook Lee

(Signature)

Name:	Sung-Wook Lee
Title:	Senior Managing Director